UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 19 March, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         Progress on share repurchase program KPN, dated 19 March 2007;

•                                         New member KPN Supervisory Board, dated 19 March 2007.

Press release

Progress on share repurchase program KPN	Date
19 March 2007

Number
022pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 12 March 2007 to 16 March 2007, it has repurchased 1,865,000 KPN ordinary shares at an average price of EUR 11.24. To date, approximately 11.2 % of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

Press release

New member KPN Supervisory Board	Date
19 March 2007

Number
021pe

The Supervisory Board of Royal KPN NV proposes the appointment of Mrs Dr. C.M. (Tiny) Colijn-Hooymans (55) as a member of the Supervisory Board and will put this to the Annual General Meeting of shareholders on April 17th. She will succeed Prof. drs. V. Halberstadt, who steps down after his third four-year term. The central works council has already expressed its support for the proposal.

Mrs Colijn took her Ph.D. in Mathematics and Physics at the Vrije Universiteit in Amsterdam after receiving a doctorate in Biology at the University of Leiden.

Mrs Colijn has been a member of the Board of Management of TNO in Delft since October 2002, where amongst other things she is responsible for strategy and planning. She also holds a number of supervisory and advisory positions, including membership of the Science and Technology Advisory Council of the Dutch ministries of Education and Economic Affairs and membership of the Board of the Radboud Foundation (Nijmegen University and Medical Centre).

The Supervisory Board will also propose that members M. Bisschoff and J.B.M. Streppel, who have both served on the Board for the last four years, will be appointed for a subsequent term.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 20, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel